

June 24, 2009

<u>Via U.S. Mail and Fax (416) 203-0099</u>
Mr. Hemdat Sawh
Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, Ontario
Canada M5C 1C4

  Re: Crystallex International Corporation
     Form 40-F for the Fiscal Year Ended December 31, 2007
     Filed April 1, 2008

     Form 40-F for the Fiscal Year Ended December 31, 2008
     Filed March 31, 2009

     File No. 1-14620

Dear Mr. Sawh:

   We have reviewed your response letter dated May 21, 2009, along with the filings referenced above, and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Mr. Hemdat Sawh
Crystallex International Corporation
June 24, 2009
Page 2

Form 40-F for the fiscal year ended December 31, 2008

Note 7 – Share capital, options

1.   We note your response to our prior comment 1 from our letter dated April 21,
        2009. Your response does not address the specific exceptions to liability
        classification described in footnote 19 of SFAS No. 123(R). We note you are
        granting options with an exercise price denominated in Canadian dollars to
        directors and employees in the United States and Venezuela. Further, your
        functional currency is the United States dollar. Therefore, it appears for
        employees and directors in the United States and Venezuela, the value of their
        options will vary not only in relation to changes in price of your shares, but also
        to changes in the value of Canadian dollars against United States dollars. As a
        result, we believe that paragraph 33 and footnote 19 of SFAS No. 123(R) require
        liability accounting for these options for purposes of US GAAP. We believe you
        should restate your financial statements accordingly. If you conclude that the
        impact of the error is not material, provide a detailed analysis supporting your
        conclusion. See SAB Topic 1:M.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or Sandy Eisen at (202) 551-
3864 if you have questions regarding comments on the financial statements and related
matters.

                                                Sincerely,

                                                /s/ Chris White

                                                Chris White
                                                Branch Chief